September 18, 2007 VIA EDGAR AND HAND DELIVERY	Darren K. DeStefano T: (703) 456-8034 ddestefano@cooley.com

Michael McTiernan, Esq.

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	DuPont Fabros Technology, Inc.
Registration Statement on Form S-11
(File No. 333-145294)

Dear Mr. McTiernan:

On behalf of DuPont Fabros Technology, Inc. (“DuPont Fabros” or the “Company”), we are transmitting for filing one copy of Pre-effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-11, File No. 333-145294 (the “Registration Statement”), marked to show changes from the initial filing of the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2007.

The Amendment is being filed in response to comments (the “Comments”) received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated September 10, 2007, with respect to the Registration Statement. Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Prospectus

General

1.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

In response to the Staff’s comment, the Company will supplementally provide the Staff, under separate cover, with a copy of the artwork the Company proposes to include in its prospectus.

2.	Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer on page 2 to studies or reports by Tier1

September 18, 2007

Page Two

Research, IDC Research, and Economic Co-operation and Development. Please confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts’ consents as exhibits to the registration statement.

In response to the Staff’s comment, the Company will supplementally provide the Staff, under separate cover, with highlighted copies of each study or report upon which the Company relied in connection with the preparation of the Registration Statement. In addition, the Company notes the following: (i) that all of the foregoing studies or reports are publicly available, (ii) that none of the foregoing studies or reports was prepared for or at the behest of the Company, and (iii) that the Company did not provide any compensation in connection with the preparation of the foregoing studies or reports (other than a customary subscription payment made to one provider, Tier1 Research).

3.	Please provide support for the following statements:

a.	“We are a leading owner, developer, operator and manager...”

In response to the Staff’s comment, the Company will supplementally provide the Staff, under separate cover, with a copy of an article published by Data Center Knowledge, a provider of data center news and analysis, entitled “Equinix: Demand is Real, and Lasting,” dated June 14, 2007. The Company notes that the article identifies the Company as one of the “existing [data center] specialists” with an “incumbent advantage.”

b.	“We believe our data centers are engineered to the highest specifications commercially available.”

In response to the Staff’s comment, the Company will supplementally provide the Staff, under separate cover, with a copy of a report published by Tier1 Research entitled “Internet Data Center Supply Report,” dated midyear 2007. The Company notes that the report identifies certain data center “quality trends,” the required factors of which the Company’s data centers satisfy.

c.	Statements regarding the estimated critical loads of your development properties.

In response to the Staff’s comment, the Company notes that critical loads are estimated only for our development properties. Generally, in making these estimates for most of our development properties, we have relied on the critical load for ACC4, the Company’s prototype for future developments. The Company also notes that the critical load estimates for ACC6 and ACC7 are lower due to constraints related to the size of these properties.

September 18, 2007

Page Three

d.	Statements on page 3 regarding the reduced supply of data space. Please provide us information that demonstrates supply trends of recent years.

In response to the Staff’s comment, the Company will supplementally provide the Staff, under separate cover, with a copy of a report published by Jeffries Technology Monthly entitled “Spotlight on Data Center/Managed Service,” dated July/August, 2007. The Company notes the report’s statement that “as supply comes on market, demand is out-stripping it by a ratio of at least 2-to-1.” In further response to the Staff’s comment, the Company has also revised the disclosure appearing on pages 3 and 77.

e.	“Our [properties] are strategically located...near sources of relatively inexpensive power”

In response to the Staff’s comment, the Company will supplementally provide the Staff, under separate cover, with a copy of a report on 2005 energy prices released in March 2007 by the U.S. Energy Information Administration. The Company notes, from the report, that electricity prices are, on average, lower in Virginia and Illinois, where the Company’s current data center projects are located, than they are in most adjacent states. The Company further notes that, while California statewide has a higher average electricity rate than nearby states, the Company chose to locate its proposed Santa Clara facilities in an area served by Silicon Valley Power, as opposed to Pacific Gas & Electric, in order to take advantage of comparatively lower regional rates.

4.	Please confirm to us that substantially all of the proceeds will be used for the specified purposes described on page 47. If not, please revise the prospectus to comply with the disclosure guidelines provided in Industry Guide 5.

In response to the Staff’s comment, the Company hereby confirms that it intends to use substantially all of the net proceeds from this offering for the specified purposes described on page 48.

Prospectus Summary, page 1

Overview

5.	Please revise to clarify, if true, that your “sponsors” are Messrs. Du Pont and Fateh.

September 18, 2007

Page Four

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 2 and 80.

Our Competitive Strengths, page 4

6.	Please clarify which persons are considered senior managers for purposes of the average experience calculation.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 4 and 82.

7.	Please move the summary risk factors to after “Competitive Strengths.”

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the section entitled “Prospectus Summary—Summary Risk Factors” is in the appropriate position after the description of our initial portfolio. We believe that investors will be in a better position to understand the key risks associated with our business after having received disclosure concerning our operating and development properties.

Our Portfolio Summary, page 5

8.	Please revise footnote 5 to clarify whether the reference to “contractual increases” includes any increases subsequent to August 1, 2007.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 6 and 84.

9.	Please revise footnote 6 to more clearly explain the term “Annualized Management Fee Recoveries.”

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 6 and 84.

Development Properties, page 6

10.	Please disclose the development costs to date.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 7 and 85. The Company respectfully advises the Staff that, as of June 30, 2007, the Company did not own the properties upon which it intends to develop SC1, SC2, ACC5 and ACC6 and, accordingly, had not incurred any development costs in connection with such projects.

Summary Risk Factors, page 7

11.	Please revise the fourth bullet to specifically reference Microsoft and Yahoo.

September 18, 2007

Page Five

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 11. The Company has also made a corresponding change to the caption of the risk factor on page 21.

Formation of Our Company, page 8

12.	Please provide us with your analysis with respect to the potential for integration of the offers and sales of common stock and units issued in the formation transactions with the public offering of common stock covered by the prospectus, including a discussion of any relevant staff interpretations. Please provide us copies of the contribution agreements in support of your analysis.

In response to the Staff’s comment, the Company notes that copies of the formation agreements (as defined below) have been filed as exhibits 10.2 through 10.12 to this Amendment. The Company respectfully advises the Staff that the unregistered issuances of units in the Company’s operating partnership (“OP”) in consideration for the acquisition of the Company’s initial properties and certain other assets (collectively, the “initial assets”) should not be integrated with the proposed offering of common stock covered by the prospectus. The unregistered issuances are private placements under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to binding agreements entered into prior to the initial filing of the Registration Statement relating to the proposed offering. Accordingly, pursuant to Rule 152 promulgated under the Securities Act and relevant Staff interpretations, the unregistered issuances and the proposed offering should not be integrated.

Staff Positions

In Black Box Incorporated (publicly avail. June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (publicly avail. February 28, 1992), the Staff interpreted Rule 152 and concluded that a private offer otherwise exempt from registration as a private placement under Section 4(2) of the Securities Act would not be integrated with a subsequent registered public offering if the investors in the private placement executed and delivered definitive investment agreements before the filing of the registration statement in connection with the initial public offering and if the obligations of the investors to purchase the securities in the private placement were subject only to closing conditions beyond their control. In short, in Black Box Incorporated the Staff focused on whether the investors in the private offering had made their investment decisions before the filing of the registration statement in connection with the initial public offering. The Company notes in particular that Black Box Incorporated involved the issuance of securities according to a formula based, in part, on the total number of shares outstanding after completion of the contemplated spin-off.

September 18, 2007

Page Six

Factual Background

The Company will acquire the initial assets from, and issue the unregistered OP units to, certain entities and individuals holding interests in the initial assets (collectively, the “contributors”). The Company is acquiring the interests in its initial assets and making the related unregistered issuances pursuant to a series of merger and contribution agreements (collectively, the “formation agreements”), copies of which have been filed concurrently with the Amendment as exhibits 10.2 to 10.12 to the Company’s Registration Statement.

Issuances under the Formation Agreements

All of the contributors who may receive OP units are accredited investors within the meaning of Rule 501(a) of Regulation D, promulgated under the Securities Act, and the issuances of OP units pursuant to the formation agreements are structured as private placements under Section 4(2) of the Securities Act and Rule 506 of Regulation D.

Integration Analysis

Rule 152

The Company believes that all of the unregistered issuances discussed above constitute completed private placements within the meaning of Rule 152 and Black Box Incorporated. All of the formation agreements were executed and delivered by the contributors on August 9, 2007, prior to the initial filing of the Registration Statement. In addition, the contributors’ commitments pursuant to the formation agreements are irrevocable and not subject to negotiation. None of the formation agreements contain any condition that is within the control of the contributors.

The consideration to be paid to each contributor will be determined according to the formula set forth as an exhibit to each formation agreement. These formulas fix the relative interests in the OP to be held by the contributors upon completion of the initial public offering and may not be changed, and therefore will not provide any opportunity for the contributors to alter or affect their participation in the private placement after the Registration Statement was filed. These formulas do not fix the value of those interests, which will only be determinable upon completion of the initial public offering. However, as in Black Box Incorporated, the Company has used a formula to determine the ultimate value of a contributor’s consideration in reliance upon Section 4(2) and Rule 152. As in Black Box Incorporated, the formula is itself fixed and the events that will ultimately determine the value of the consideration to be received by the contributors—i.e., the value placed on the Company by the public market and the percentage of the Company sold to the public—are entirely outside of that investor’s control.

September 18, 2007

Page Seven

Conclusion

In view of the foregoing, the issuances of OP units pursuant to the formation agreements should not be integrated with the issuance of shares of the Company’s stock upon completion of the proposed initial public offering.

Employment Agreements, page 11

13.	Please disclose that the LTIP units and the unvested restricted shares are entitled to dividend payments.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 13.

14.	On page 12, you state that Mr. Osgood will not be eligible to receive an annual cash bonus. In the next sentence, you state that Messrs. Du Pont, Fateh, and Osgood will be eligible to receive a cash bonus....” Please revise.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 13.

Risk Factors, page 20

“As the present or former owner or operator...,” page 27

15.	Please disclose which of your properties were used previously for industrial and retail purposes.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 28.

16.	On page 28, you state that you are aware of the existing groundwater remediation system on the New Jersey property. Please disclose the potential impact this may have on your business and/or investors, including, if appropriate, any potential future costs or other responsibilities.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 28.

“As the owner of real property...,” page 28

17.	We note that you have estimated expenditures of approximately $650,000 to reduce emissions to be in conformance with state limits. Please clarify whether this statement refers only to the ACC2 facility, or to all the Virginia facilities.

September 18, 2007

Page Eight

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 29.

“Illiquidity of real estate investments...,” page 33

18.	Please revise the risk factor to specifically address liquidity issues with data centers.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 35.

“We may pursue less vigorous enforcement...,” page 36

19.	Please revise to briefly describe the conflicts of interest in connection with the employment agreements and “other agreements.”

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 37.

“If securities analysts do no publish research or reports...,” page 16

20.	The risk factor section should be limited to a description of risks that specifically effect the company, and not risks that equally effect all public companies. Please eliminate this risk factor and the preceding risk factor or, alternatively, explain how these risks specifically affect you or the securities being offered. Refer to Item 503(c) of Regulation S-K.

In response to the Staff’s comment, the Company has omitted the risk factors entitled “[f]uture offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of distributions or upon liquidation, may adversely affect the market price of our common stock” and “[i]f securities analysts do not publish research or reports about our business or if they downgrade our stock or the REIT industry, the price of our common shares could decline.”

Dividend Policy, page 48

21.	It appears that you intend to disclose “estimated cash flows used in investing activities.” If so, please advise us how this will be calculated.

In response to the Staff’s comment, the Company has revised the disclosure appearing in notes (6) and (7) on page 51.

September 18, 2007

Page Nine

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Capitalization of Costs, page 61

22.	Please discuss your capitalization policies with respect to non-acquisition costs, such as renovations to your existing properties.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 62.

Results of Operations, page 62

23.	In several instances throughout this section, you explain changes in net income (loss) and income from continuing operations by using the phrase “as a result of the above items.” Please revise this language to specifically state what factors contributed to the changes.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 65, 66 and 67.

Material Provisions of Consolidated Indebtedness... page 67

24.	Please expand your disclosure to show how your applicable leverage ratio will affect your term loan interest rate.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 69.

25.	We note your disclosure of your credit agreement’s affirmative and negative covenants. For each of the covenants listed, please disclose whether or not you are currently in compliance.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 70.

26.	You disclose that CHI will be subject to a $30.1 million mortgage loan upon completion of this offering. This does not agree with the $20.7 million outstanding indebtedness for CHI that has been recorded on your pro forma balance sheet. Please revise or advise.

In response to the Staff’s comment, the Company notes that $30.1 million represents the maximum amount that the Company may borrow under the CH1 mortgage loan and that, on a pro forma basis as of March 31, 2007, $20.7 million was outstanding under this loan. The Company further notes that on a pro forma basis as of June 30, 2007, the amount outstanding under this loan was $ 24.7 million. The Company has revised the disclosure on page 70 to clarify this distinction.

September 18, 2007

Page Ten

Discussion of Cash Flows, page 69

Three Months Ended March 31, 2007..., page 69

27.	In your explanation of the increase in operating activities, the amounts used to explain the increase amount to more than the overall increase. Please advise or revise.

In response to the Staff’s comment, the Company notes that the discussion of cash flows for the period ending March 31, 2007, was omitted in the course of updating the disclosure to reflect second quarter financial results. The Company respectfully advises the Staff that it considered the Staff’s comment in the preparation of such updated disclosure.

Year Ended December 31, 2006..., page 69

28.	Please disclose the reason for the decrease in cash used in operating activities.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 71.

Business and Properties, page 78

29.	Please include a discussion regarding the tenant you are currently trying to relocate so that you can develop SCI and SC2. Refer to your risk factor on page 24 that relates to this matter.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 88.

30.	Please disclose whether you hold any patents or trademarks. We note your disclosure on page 32 relating to trade secrets and other proprietary information used in your business.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 32.

Business and Growth Strategies, page 80

31.	Please provide quantitative disclosure regarding the extent of your contractual rent increases.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 92.

September 18, 2007

Page Eleven

Development Properties, page 83

32.	Please explain in greater detail what you mean by your statement that you “intend to develop each of these facilities in two equal phases.” In addition, please state your development intentions with respect to ACC7.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 85.

Property Indebtedness, page 86

33.	Please provide this information for each individual property, rather than on an aggregate basis, as it appears in the referenced section. Alternatively, provide a cross-reference to page F-50 where you do provide the related disclosure on a property by property basis.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 88.

Lease Expirations, page 87

34.	Please provide quantitative disclosure regarding the relationship of the rent per square foot of your 2008 expiring lease and current market rents.

In response to the Staff’s comment, the Company has revised the disclosure appearing in footnote (6) on page 90.

Primary Tenants, page 89

35.	Please provide footnote or narrative disclosure on when renewal notices are generally required to be received.

In response to the Staff’s comment, the Company has revised the disclosure appearing in footnotes (8) and (9) on page 92.

36.	Please provide more detailed quantitative disclosure regarding the renewal rates of leases expiring in 2008-10.

In response to the Staff’s comment, the Company has revised the disclosure appearing in footnotes (8) and (9) on page 92.

Employees, page 93

37.	Please disclose how many employees you will have upon consummation of the IPO, as well as their locations.

September 18, 2007

Page Twelve

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 96.

Management, page 94

38.	Please disclose Mr. Foster’s years of service at Global Signal.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 99.

Summary Compensation Table, page 100

39.	Please revise footnotes 2-4 to disclose, if accurate, that dividends will be paid on LTIP units and unvested restricted shares.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 103.

40.	We note that you have not disclosed compensation information for your predecessor as it is not relevant, but have instead provided disclosure responsive to Item 402 of Regulation S-K for your 2007 compensation based primarily on employment agreements. Please provide the disclosure required by Item 402(j) or advise us why you believe such disclosure is not appropriate.

In response to the Staff’s comment, the Company notes that Instruction 1 to Item 402(j) of Regulation S-K requires the registrant to provide quantitative disclosure under Item 402(j) by assuming that the triggering event took place on the last business day of the registrant’s last completed fiscal year. The Company respectfully advises the Staff that because the Company was formed only recently on March 2, 2007, and because the disclosure required under Item 402(j) would require the Company to make a number of assumptions, including, among other things, that the Company was formed and this offering completed in the prior year, that all cash compensation, stock and other equity incentive awards were issued or paid in prior years and, with respect to payments in connection with any estimated excise tax gross-up, the compensation paid in prior years, the Company does not believe that it would be feasible with any reasonable degree of certainty to provide the tabular information required under Item 402(j) nor does the Company believe that such information for the prior year is relevant or meaningful to a prospective investor in this case. The Company further notes that it has disclosed the termination benefits payable under certain circumstances to each of Messrs. du Pont, Fateh and Osgood under “Management—Employment Agreements” and has provided quantitative disclosure regarding the expected compensation of its executive officers for the 2007 fiscal year that is responsive to Item 402 of Regulation S-K.

September 18, 2007

Page Thirteen

Formation Transactions, page 107

41.	Describe the nature of each of the technical services arrangements that you reference. Refer to Item 404 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 93. The Company notes that these services were performed pursuant to arrangements entered into directly between the affiliate and the Company’s tenants, were arm’s length in nature, and did not involve the payment by the Company of any money to the affiliate performing these services for the Company’s tenants. Accordingly, the Company respectfully advises the Staff that these arrangements do not constitute related party transactions within the meaning of Item 404 of Regulation S-K and the reference to technical services in “Certain Relationships and Related Transactions—Services Performed by Affiliates of Our Sponsors” has been omitted.

Structure and Formation of Our Company, page 113

42.	Please expand your disclosure to clarify how you determined the amount of consideration and OP units that will be given to the members of the certain property-holding entities and the members of certain entities affiliated with your sponsors in exchange for their contributions.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 117. The Company also respectfully advises the Staff that it has not determined the amount of cash consideration or OP units to be paid to its contributors upon the completion of this offering. Rather, in connection with the private placements discussed in response to Comment 12 above, the Company notes that it determined the relative value of the initial assets in order to allocate the fixed percentage of the aggregate amount of cash consideration and OP units to be paid to the contributors. The actual number and value of OP units and/or cash paid to the contributors will be determinable only upon the pricing of the initial public offering.

September 18, 2007

Page Fourteen

Income Tests, page 141

43.	Please provide an analysis of how your rents, which based on your disclosure appear to be, in part, determined based on the amount of power provided to tenants, are analyzed for purposes of the REIT income tests.

In response to the Staff’s comment, the Company notes that under the REIT income tests, rent must not be based, in whole or in part, on the income or profits of any person. The Company respectfully advises the Staff that rents at the Company’s properties are fixed, except for certain contractual increases and except, in certain circumstances, where the tenants are entitled to reduce the reimbursements paid to us for property management fees. When the Company negotiates the amount of rent that a tenant will pay at the beginning of a lease, the Company takes into account the amount of power available to the tenant. However, the rent is a fixed amount except as described above. Thus, no portion of the rent the Company receives is based, in whole or in part, on the income or profits of any person.

Offering Price Determination, page 154

44.	Please confirm to us that underlying asset valuations were not considered in determining the public offering price.

In response to the Staff’s comment, the Company hereby confirms that underlying asset valuations have not been and will not be considered in determining the public offering price.

Relationships, page 156

45.	Please describe the services provided in connection with the financial advisory fee.

Lehman Brothers Inc. and UBS Securities LLC, joint book-runners and representatives of the underwriters in the offering, will be paid a financial advisory fee in connection with certain valuation analyses conducted by them in connection with this offering.

Index to Financial Statements, page F-1

46.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X, as applicable.

In response to the Staff’s comment, the Company notes that its financial statements have been updated in accordance with Rule 3-12 of Regulation S-X, as applicable.

September 18, 2007

Page Fifteen

Pro Forma Condensed Consolidated Balance Sheet, page F-4

47.	We note that you have recorded the Acquired Properties at fair value on your pro forma balance sheet. However, it appears that Quill Ventures and the Acquired Properties may be under common control and should therefore be recorded at their historical cost basis. Please provide us with an analysis of how you determined that the Acquired Properties should be adjusted to their fair value, citing relevant accounting literature.

The Company believes that the Acquired Properties should be accounted for at fair value based on the guidance in paragraph 11 and paragraphs 15-19 of Statement of Financial Accounting Standards No. 141, Business Combinations (FAS 141) and EITF Issue No. 02-5, “Definition of Common Control” in Relation to FASB Statement No. 141 (EITF 02-5).

On August 7, 2007, to facilitate the Company’s offering and refinancing of certain debt (“the KeyBank Refinancing”), the Company merged individual limited liability companies that each owned a data center property (the “Property LLCs”) into Safari Ventures LLC (“Safari”). At the time of the mergers, Safari did not have any operations. Each of the Property LLCs had as its managing member a separate limited liability company (the “Management LLCs”). Mr. du Pont and Mr. Fateh each held a 50% voting interest in each of the Management LLCs. The ownership interests in the Property LLCs were held by the respective Management LLCs, as managing members, and non-managing members that consisted of Mr. du Pont, Mr. Fateh and their family members and unrelated third party investors. The non-managing members in the Property LLCs have no substantive participating rights; the Management LLCs, as managing members, control each of the properties through the respective Property LLCs. The ownership interests in the Property LLCs prior to the KeyBank Refinancing were as follows:

	Controlling Interests	Non-Controlling Interests
	Management LLCs (a)	Mr. du Pont (b)	Mr. Fateh (b)	Other members
VA3	25%	20%	6.5%	48.5%
VA4	100%	—	—	—
ACC2	25%	11%	8%	56%
ACC3	25%	11%	8%	56%
CH1	35%	26%	21%	18%

(a)	As described above, Mr. du Pont and Mr. Fateh each had a 50% voting interest in each of the Management LLCs.
(b)	Ownership interests represent non-managing member interests held by Mr. du Pont and Mr. Fateh in the Property LLCs.

The Company considered the guidance in paragraph 11 of FAS 141, which states “that the term business combination in this Statement also excludes transfers of net assets or exchanges of equity interest between entities under common control.” In determining whether the exchanges of the equity interests between the Property LLCs and Safari occurred between entities under common control, the Company considered the guidance of EITF 02-5.

Paragraph 3 of EITF 02-5 states “The FASB staff understands that the SEC staff has indicated that common control exists between (or among) separate entities only in the following situations:

a.	An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity. (Mr. du Pont and Mr. Fateh each have a 50% voting ownership interest in each Management LLC. Each of the Management LLCs controls its respective property through its respective Property LLC pursuant to the respective Property LLC agreement. The following is an excerpt from the LLC agreement for the Management LLC that is the managing member of the Property LLC that owns VA3: “The Company’s [Management LLC’s] business and affairs shall be managed by the Managing Members; provided however, that in the event the Managing Members are unable to agree to any proposed act or omission, then any such matter shall be determined by a majority vote of the Members in accordance with their respective Participation Interests.” The Managing Members are defined as Mr. du Pont and Mr. Fateh with each one having a Participation Interest of 50%. Therefore, neither Mr. du Pont nor Mr. Fateh has control of the Property LLC. Similar language exists in the other Management LLC agreements.)

b.	Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert). (Mr. du Pont and Mr. Fateh are not related.)

(1)	Immediate family members include a married couple and their children, but not the married couple’s grandchildren.

(2)	Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration regarding the substance of the ownership and voting relationships.

c.	A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.” (No such agreement exists between Mr. du Pont and Mr. Fateh.)

Based on the definition of common control as stated in EITF 02-05, the Company believes that neither Mr. du Pont nor Mr. Fateh, individually or together (as their interests cannot be combined based on (c) above), has common control of the Property LLCs that were merged to form Safari. Therefore, the Company determined that the formation of Safari was a business combination and should be accounted for under the provisions of FAS 141. Subsequent mergers and contributions of other individual limited liability companies either into Safari or the Operating Partnership, including the limited liability companies holding ACC4, ACC7 and NJ1, which will be effected upon completion of the initial public offering of the Company, will be accounted for as business combinations as the facts and circumstances surrounding common control through the Management LLCs are the same as described in such instances above.

48.	Please insert a subtotal column prior to the proceeds from offering to give pro forma effect to the formation transactions, KeyBank refinancing, other probable acquisitions and changes in capitalization that will occur at the IPO, but not the sale of shares anticipated in the offering. A similar pro forma column should be presented between the historical and as adjusted columns in the capitalization table on page 51.

In response to the Staff’s comment, the Company has revised the pro forma balance sheet appearing on page F-4. The Company has considered the Staff’s request to add a similar column to the Capitalization table. However, the Company respectfully submits that such presentation would not provide useful information to investors because the formation transations will occur only in the event that the offering is completed. The Company believes this approach is consistent with the approach taken by other registrants in similar transactions.

Pro Forma Condensed Consolidated Statements of Operations, page F-5

49.	Please tell us whether or not you intend to include the OP units to be issued to Messrs. du Pont and Fateh related to the Santa Clara land acquisition in the calculation of pro forma EPS.

In response to the Staff’s comment, the Company notes that Messrs. du Pont and Fateh will be receiving only cash in connection with the contribution of their interests in the contract to purchase certain land in Santa Clara, California.

Quill Ventures LLC

50.	Please include Sch. III, Real Estate and Accumulated Depreciation, for all properties held by Quill Ventures LLC and DuPont Fabros Acquired Properties. Refer to Rule 12-28 of Regulation S-X.

In response to the Staff’s comment, the Company has added these schedules on pages F-29 and F-59.

September 18, 2007

Page Sixteen

Part II, Information Not Required in Prospectus, page II-1

Exhibits

51.	Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that the Company has an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Item S-K.

In response to the Staff’s comment, the Company will supplementally provide the Staff, under separate cover, with the form of the legal opinion the Company intends to file in connection with this offering. In addition, the Company has filed as exhibits to this Amendment the executed formation agreements, the KeyBank credit agreement and a form of assignment and assumption of lease agreement. The Company intends to file the remaining exhibits, including the form of tax opinion it intends to file in connection with this offering, as soon as is practicable.

General Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company and its management acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

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September 18, 2007

Page Seventeen

Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Geoffrey M. Ossias, Esq., of this office, at (703) 456-8108.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano, Esq.

cc:	Lammot J. du Pont, DuPont Fabros Technology, Inc.
Hossein Fateh, DuPont Fabros Technology, Inc.
Steven G. Osgood, DuPont Fabros Technology, Inc.
John H. Toole, Esq.
Geoffrey M. Ossias, Esq.
Daniel M. LeBey, Esq.
Stuart A. Barr, Esq.